SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2011

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

RESULTS OF TREASURY SHARE PURCHASES

SK Telecom Co., Ltd. purchased its treasury shares as follows:

1.	Date of the Report of the Plan to Acquire Treasury Shares: July 20, 2011 (July 21, 2011 in the U.S.)

2.	Period of Purchases: From July 25, 2011 through September 30, 2011

3.	Details of Purchases:

(1)	Number and type of shares: 1,400,000 common shares

(2)	Aggregate purchase price: Won 207,596,455,500

(3)	Average purchase price per share: Won 148,283 per share

4.	Status of Treasury Share Holdings after Purchases:

(As of October 5, 2011)

	Shares Held Directly			Shares Held Indirectly through Trust Agreements			Total
	Number	Percentage (%)	Total Value (million Won)	Number	Percentage (%)	Total Value (million Won)	Number	Percentage (%)	Total Value (million Won)
Common Stock	11,050,712	13.69	2,410,451	—	—	—	11,050,712	13.69	2,410,451

Total	11,050,712	13.69	2,410,451	—	—	—	11,050,712	13.69	2,410,451

5.	Holdings of the Largest Shareholder before and after Purchases:

(As of October 5, 2011)

Name	Holdings
	Type of Shares	As of July 20, 2011	As of October 5, 2011	Changes
SK Corporation	Common Shares	18,748,452	18,748,452	—

Total	Common Shares	18,748,452	18,748,452	—

	Preferred Shares	—	—	—

	Total	18,748,452	18,748,452	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.

(Registrant)

By: /s/ Soo Cheol Hwang

(Signature)

Name:	Soo Cheol Hwang

Title:	Senior Vice President

Date: October 11, 2011

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